UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934

(Amendment No. 0)

Polaris Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

73104R102
(CUSIP Number)

Robert J. Toner
(617) 790-7084
Wellington Management Company, LLP
75 State Street
Boston, MA 02109
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)

03/12/2009
(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[x]


	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.) [Continued on the following page(s)]


----------------------------------------------------------------
1.		NAMES OF REPORTING PERSONS

Wellington Management Company, LLP

----------------------------------------------------------------
2.		CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP
(a)[   ]
(b)[X  ]
----------------------------------------------------------------
3.		SEC USE ONLY


---------------------------------------------------------------
4.		Source of Funds

OO

---------------------------------------------------------------
5.		Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

[]

----------------------------------------------------------------
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

----------------------------------------------------------------
						7.	SOLE VOTING POWER
							0
	NUMBER OF				-----------------------------
	SHARES					8.	SHARED VOTING POWER
	BENEFICIALLY
	OWNED BY					2,606,100
	EACH					-----------------------------
	REPORTING				9.	SOLE DISPOSITIVE POWER
	PERSON
	WITH						0
						-----------------------------
						10.	SHARED DISPOSITIVE POWER
							2,697,426
---------------------------------------------------------------
11.		AGGREGATE AMOUNT BENEFICIALLY OWNER BY EACH REPORTING PERSON

2,697,426
----------------------------------------------------------------
12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
----------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
14.39%
----------------------------------------------------------------
14.	TYPE OF REPORTING PERSON
IA



Item 1. 	Security and Issuer.

		This statement relates to the common stock of
		Polaris Acquisition Corp. (the "Issuer").  The Issuer's executive offices
		are located at 2200 Fletcher Avenue, Fourth Floor, Fort Lee, NJ 07024.


Item 2. 	Identity and Background.

		This schedule is filed on behalf of Wellington Management Company, LLP,
		a Massachusetts limited liability partnership ("Wellington Management" or
		the "Reporting Person").  Wellington Management's principal business is that
		of an investment advisor registered under the Investment Advisors Act of
		1940, as amended.  The address of its principal office is 75 State Street;
		Boston, Massachusetts 02109.

		During the last five years, Wellington Management has not (i) been convicted
		in a criminal proceeding (excluding traffic violations or similar
		misdemeanors) or (ii) been a party to a civil proceeding of a judicial or
		administrative body of competent jurisdiction and as a result of such
		proceeding was or is subject to a judgment, decree or final order enjoining
		future violations of, or prohibiting or mandating activities subject to,
		federal or state securities laws or finding any violation with respect to
		such laws.

Item 3. 	Source and Amount of Funds or Other Consideration.

		The securities of the Issuer as to which this schedule is filed were acquired
		by investment advisory clients of Wellington Management in the normal course
		of business, with Wellington Management making the investment decision on
		behalf of such clients.  Each of the clients used its own assets to acquire
		the securities, which in some cases may have included funds borrowed in the
		ordinary course in margin accounts.  Wellington Management may be deemed
		to beneficially own the shares of the Issuer that are held by its clients.

Item 4. 	Purpose of Transaction.

		The securities of the Issuer as to which this schedule is filed were
		acquired by investment advisory clients of Wellington Management in the
		normal course of business for investment purposes.

		On March 12, 2009 certain clients of Wellington Management who own shares
		of the Issuer's common stock (the "Participating Clients") acquired an
		aggregate of 2,500,000 shares of Series B Convertible Preferred Stock
		(the "Series B Preferred Stock") of HUGHES Telematics, Inc. ("HUGHES
		Telematics") for an aggregate purchase price of $25 million pursuant
		to a Stock Purchase Agreement (the "Stock Purchase Agreement") by and
		between HUGHES Telematics, the Participating Clients and certain other
`		investors party thereto.  HUGHES Telematics agreed to use $32,175,000
		of the proceeds it received from the sale of the Series B Preferred Stock
		to the Participating Clients and other investors to purchase shares of the
		Issuer's common stock at commercially reasonable prices and terms agreed
		between HUGHES Telematics and the Issuer, subject to certain limitations,
		to enhance the likelihood of the consummation of the merger (the "Merger")
		between the Issuer and HUGHES Telematics pursuant to the Second Amended and
		Restated Agreement and Plan of Merger by and between the Issuer and HUGHES
		Telematics dated as of March 12, 2009 (the "Second Amended Merger
		Agreement").  If the Merger is completed, the shares of Series B Preferred
		Stock held by the Participating Clients will be converted into the right
		to receive, in the aggregate, 6,250,000 shares of common stock of the
		Issuer, 3,750,000 of which will be issued into escrow and released to the
		Participating Clients in three tranches contingent upon the Issuer's common
		stock achieving specified share price targets in the five years after the
		closing of the Merger.  The first tranche of 40% of the escrowed shares will
		be released if the trading price of the Issuer's common stock equals or
		exceeds $20.00 per share for any 20 trading dates within a 30 trading-day
		period between the first and fifth anniversaries of the closing of the
		Merger. The second tranche of 30% of the escrowed shares will be released
		if the trading price of the Issuer's common stock equals or exceeds $24.50
		per share for any 20 trading dates within a 30 trading-day period between
 		the second and fifth anniversaries of the closing of the Merger.  The final
		tranche of 30% of the escrowed shares will be released if the trading price
		of the Issuer's common stock equals or exceeds $30.50 per share for any
		20 trading dates within a 30 trading-day period between the third and fifth
		anniversaries of the closing of the Merger.  The Participating Clients will
		be entitled to vote the shares held in escrow on any matter brought to a
		vote of the stockholders of the Issuer.  If the share price targets are not
		achieved within the five years following the closing of the Merger, the shares
 		in escrow related to any share price target that has not been achieved will
		be cancelled.

		The purchasers of Series B Preferred Stock (including the Participating
		Clients) have agreed to enter into a shareholders' agreement with the Issuer,
		the initial shareholders of the Issuer and certain other shareholders of
		HUGHES Telematics upon the closing of the Merger (the "Shareholders'
		Agreement").  The Participating Clients and the other purchasers of the
		Series B Preferred Stock will agree in the Shareholders' Agreement not to
		sell any shares of common stock of the Issuer that they receive in the
		Merger for six months after the closing of the Merger.  In addition, the
		Issuer will agree in the Shareholders' Agreement to effect a shelf
		registration statement covering all of the shares of the Issuer's common
		stock issued in the Merger to the Participating Clients and the other
		purchasers of Series B Preferred Stock within six months of the closing
		of the Merger.  If a shelf registration statement covering all of such
		shares is not declared effective within six months of the closing of the
		Merger, the purchasers of the Series B Preferred Stock will be entitled to
		receive, at the Issuer's election, either cash or additional shares of the
		Issuer's common stock, in an amount equal to the quotient of (i) $0.10
		multiplied by (ii) the number of shares of the Issuer's common stock held
		by such purchasers, on the six month anniversary of the closing of the Merger
		and for every 30 day period that such shelf registration statement has not
 		been declared effective, pro rated for any delay period or additional delay
		period of less than 30 days.  The Participating Clients and the other
		purchasers of the Series B Preferred will also receive piggyback registration
 		rights with respect to the shares issued to them in the Merger and will be
		separately entitled to two demand registrations and may demand an
		underwritten offering beginning 12 months after the closing of the Merger.

		If the Merger is completed, the Reporting Person anticipates that (i) Apollo
		Management V, L.P., through its affiliates, Communications LLC and Apollo
		Investment Fund V, will beneficially own more than 50% of the Issuer's
		common stock (ii) the board of directors and management of the Issuer will
		be different from the Issuer's current board of directors and management
		and (iii) the Issuer's Certificate of Incorporation and by-laws will be
		amended as of the effective time of the Merger, all as described in the
		proxy statement of the Issuer dated February 12, 2009, as the same may
		be amended or supplemented.

		Except to the extent discussed above, Wellington Management does not
		have any plans or proposals which relate to or would result in any of
		the actions set forth in Item 4(a) through 4(j) of Schedule 13D.

Item 5. 	Interest in Securities of the Issuer.


		(a) and (b) As of the date hereof, Wellington Management, in its capacity
		as investment adviser, may be deemed to beneficially own 2,697,426 shares
		of the Issuer's common stock held by its investment advisory clients.
		Such shares represent approximately 14.39% of the Issuer's outstanding
		shares of common stock.  Wellington Management has shared power to dispose
		of all of such shares and shared power to vote 2,606,100 of such shares.
		In addition, investment advisory clients of Wellington Management hold
		warrants to acquire 1,662,200 shares of the Issuer's common stock at a
		price of $7.00 per share that are not currently exercisable.  These warrants
		will become exercisable upon the consummation of the Merger or the Issuer's
		completion of another business combination, and will expire on January 10,
		2012, or earlier upon redemption.  In certain cases, the warrants and common
		stock are held as part of the Issuer's units.

		(c) On February 20, 2009, Wellington Management, at the direction of one of
		its clients, sold 27,800 units of the Issuer at an average price of $9.35
		per unit, with each unit consisting of one share of the Issuer's common stock
		and a warrant to purchase one share of the Issuer's common stock at a price
		of $7.00 that will become exercisable on the Issuer's completion of a business
	 	combination.  The transaction was executed through a broker over the
		American Stock Exchange.

		(d) The clients of Wellington Management that own the securities of the
		Issuer as to which this schedule is filed have the right to receive, or the
		power to direct the receipt of, dividends from, or the proceeds from the
		sale of, such securities. No such client is known by the Reporting Person
		to have such right or power with respect to more than five percent of this
		class of securities.

		(e) Not applicable.

Item 6. 	Contracts, Arrangements, Understandings or Relationships with
		Respect to Securities of the Issuer.

		On March 12, 2009 the Participating Clients acquired an aggregate of
		2,500,000 shares of Series B Convertible Preferred Stock of HUGHES
		Telematics for an aggregate purchase price of $25 million pursuant to
		the Stock Purchase Agreement. HUGHES Telematics agreed to use $32,175,000
		of the proceeds it received from the sale of the Series B Preferred Stock
		to the Participating Clients and other investors to purchase shares of the
		Issuer's common stock at commercially reasonable prices and terms agreed
		between HUGHES Telematics and the Issuer, subject to certain limitations,
		to enhance the likelihood of the consummation of the Merger pursuant to the
		Second Amended Merger Agreement.  If the Merger is completed, the shares
		of Series B Preferred Stock held by the Participating Clients will be
		converted into the right to receive, in the aggregate, 6,250,000
		shares of common stock of the Issuer, 3,750,000 of which will be issued into
		escrow and released to the Participating Clients in three tranches contingent
		upon the Issuer's common stock achieving specified share price targets in the
		five years after the closing of the Merger.  The first tranche of 40% of the
		escrowed shares will be released if the trading price of the Issuer's common
		stock equals or exceeds $20.00 per share for any 20 trading dates within a 30
		trading-day period between the first and fifth anniversaries of the closing
		of the Merger.  The second tranche of 30% of the escrowed shares will be
		released if the trading price of the Issuer's common stock equals or exceeds
		$24.50 per share for any 20 trading dates within a 30 trading-day period
		between the second and fifth anniversaries of the closing of the Merger.
		The final tranche of 30% of the escrowed shares will be released if the
		trading price of the Issuer's common stock equals or exceeds $30.50 per
		share for any 20 trading dates within a 30 trading-day period between the
		third and fifth anniversaries of the closing of the Merger. The
		Participating Clients will be entitled to vote the shares held in escrow
		on any matter brought to a vote of the stockholders of the Issuer.
		If the share price targets are not achieved within the five years following
		the closing of the Merger, the shares in escrow related to any share price
		target that has not been achieved will be cancelled.

		The purchasers of Series B Preferred Stock (including the Participating
		Clients) have agreed to enter into a Shareholders' Agreement upon the
		closing of the Merger.  The Participating Clients and the other
		purchasers of the Series B Preferred Stock will agree in the Shareholders'
		Agreement not to sell any shares of common stock of the Issuer that they
		receive in the Merger for six months after the closing of the Merger.
		In addition, the Issuer will agree in the Shareholders' Agreement
		to effect a shelf registration statement covering all of the shares of
		the Issuer's common stock issued in the Merger to the Participating Clients
		and the other purchasers of Series B Preferred Stock within six months of
		the closing of the Merger.  If a shelf registration statement covering all
		of such shares is not declared effective within six months of the closing of
		the Merger, the purchasers of the Series B Preferred Stock will be entitled
		to receive, at the Issuer's election, either cash or additional shares of the
		Issuer's common stock, in an amount equal to the quotient of (i) $0.10
		multiplied by (ii) the number of shares of the Issuer's common stock
		held by such purchasers, on the six month anniversary of the closing of
		the Merger and for every 30 day period that such shelf registration statement
		has not been declared effective, pro rated for any delay period or additional
		delay period of less than 30 days.  The Participating Clients and the other
		purchasers of the Series B Preferred will also receive piggyback registration
		rights with respect to the shares issued to them in the Merger and will be
		separately entitled to two demand registrations and may demand an
		underwritten offering beginning 12 months after the closing of the Merger.

		Pursuant to the Stock Purchase Agreement, HUGHES Telematics may not agree to
		amend, modify or terminate the Merger Agreement without the consent of each
		purchaser of Series B Preferred Stock.  In addition, the purchasers of the
		Series B Preferred Stock have agreed until May 15, 2009 to vote their shares
		of Series B Preferred Stock in favor of the Merger.

		The Participating Clients own shares of the Issuer but are not Reporting
		Persons.  The Participating Clients also own warrants to acquire 1,662,200
		shares of the Issuer's common stock at a price of $7.00 per share that are
		not currently exercisable. These warrants will become exercisable upon the
		completion of the Merger or the Issuer's completion of another business
		combination, and will expire on January 10, 2012 or earlier upon
		redemption. Wellington Management, in its capacity as investment adviser,
		may be deemed to beneficially own shares of the Issuer which are held by its
		clients, including the Participating Clients.

Item 7. 	Material to Be Filed as Exhibits.

		Exhibit 1.  Second Amended & Restated Term Sheet for Shareholders' Agreement,
		filed as an exhibit to the Form 8-K filed by the Issuer on March 12, 2009.


								SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					By: Wellington Management Company, LLP


					By:	/s/Robert J. Toner
					Name:	Robert J. Toner
					Title:	Vice President
					Date:	March 17, 2009